FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Reports Fourth Quarter, Full Year Financial Results

2. Nomura Announces Dividend Payment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Reports Fourth Quarter, Full Year Financial Results

Tokyo, April 28, 2010—Nomura Holdings, Inc. today reported consolidated financial results for the fourth quarter and fiscal year ended March 31, 2010.

For the full year period, Nomura booked net revenue of 1,150.8 billion yen (US$12.32 billion)1, income before income taxes of 105.2 billion yen (US$1.13 billion), and net income attributable to Nomura Holdings of 67.8 billion yen (US$726 million).

“We finished the year in a strong position, posting a profit in all four quarters and returning to profit on a full year basis. Nomura continued to gain momentum throughout the year with all five business divisions and all regions across our global operations profitable,” said Kenichi Watanabe, President and CEO of Nomura.

“We had dealt with legacy assets in the previous year and embarked on a strategic build out of a new business platform. Over the past year, our new business platform started delivering real results. Looking ahead, we will endeavor to maintain our robust financial position, remain committed to serving our clients better, and work towards becoming a top-tier global investment bank.”

Nomura also announced today that it plans to pay a dividend of 4 yen per share to shareholders of record as of the March 31, 2010, in line with its dividend policy. The dividend will be paid on June 1, 2010. As a result, Nomura’s annual dividend for the year will be a total of 8 yen per share. For the fiscal year ending March 31, 2011, dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 93.4 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2010. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Fourth quarter business performance

In the fourth quarter, net revenue was 277.9 billion yen (US$2.98 billion), income before income taxes was 28.6 billion yen (US$306 million), and net income attributable to Nomura Holdings was 18.4 billion yen (US$197 million). This represents Nomura’s fourth straight quarter of profit and all five business divisions finished the quarter profitable.

Nomura’s wholesale operations accounted for over half of the firm’s revenues in the quarter and momentum outside Japan has seen its international business grown significantly in each region with non-Japan revenues now representing nearly half of total revenues.

Retail

Net revenue in Retail was over 95.5 billion yen and income before income taxes was 24 billion yen. By providing client-focused consulting services, Nomura’s Retail business in Japan recorded average monthly purchases of one trillion yen. Meanwhile, the number of client accounts grew by 132,000 during the quarter as Nomura offered products accurately matched to the needs of retail investors. Retail client assets as the end of March stood at 73.5 trillion yen, an increase of 2.5 trillion yen from December.

Global Markets

In Global Markets, net revenue was 133 billion yen while income before income taxes was 30 billion yen. Nomura’s derivatives business client base expanded significantly in the fourth quarter. The flow business in the US continued to steadily increase, complementing the Europe and Asia businesses.

Investment Banking

Investment banking posted net revenue of 27.8 billion yen and income before income taxes of 600 million yen, representing the second consecutive quarter of profit.

In Investment Banking, we maintained our dominant position in Japan and won mandates on a number of high-profile deals in Europe and Asia.

In Japan, Nomura maintained its dominant market share with the number one share in equity underwriting and the M&A advisory business2. In Europe, Nomura advised KKR on its acquisition of Pets at Home and participated in a syndicate that underwrote a bond issuance by Greece. In Asia, Nomura is advising National Australia Bank on its acquisition of AXA Asia Pacific Holdings.

[2]	Source: Thomson Reuters

Merchant Banking

Net revenue in Merchant Banking was 7.6 billion yen and income before income taxes was 4.6 billion yen due to valuation mark ups as a result of continued efforts to raise the value of existing investments.

Asset Management

Net revenue in Asset Management was 18 billion yen and income before income taxes was 4.9 billion yen. Nomura maintained its leading position in the publicly offered investment trust business in Japan with a market share of 20.3 percent. The firm also won a number of investment advisory mandates from Asia-based institutional investors.

Financial position

To support its global business expansion, Nomura further diversified its sources of funding in terms of currencies and geographic spread in the three months to March. Nomura issued US dollar-denominated notes in the US for the first time, raising a total of 3 billion dollars, and it also raised 500 million pounds through a sterling bond issuance.

At the end of March, Nomura’s capital ratio was 24.3 percent and its Tier 1 ratio was 17.3 percent. Nomura had total assets of 32.2 trillion yen and shareholders’ equity of 2.13 trillion yen. Gross leverage was 15.2 times and adjusted leverage was 9.3 times. All figures are shown on a preliminary basis.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2010 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Dividend Payment

Tokyo, April 28, 2010—Nomura Holdings, Inc. today announced that it will pay a dividend of 4 yen per share to shareholders of record as of March 31, 2010, in line with its dividend policy for the fiscal year ended March 31, 2010. The dividend will be paid on June 1, 2010.

1. Recent dividends

	Q1		Q2		Q3		Q4		Annual Dividend
2008	JPY	8.5	JPY	8.5	JPY	8.5	JPY	8.5	JPY	34.0
2009	JPY	8.5	JPY	8.5	JPY	8.5		—	JPY	25.5
2010			JPY	4.0			JPY	4.0	JPY	8.0
2011				TBD				TBD		TBD

2. Dividend policy

Nomura believes that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

From the fiscal year ending March 31, 2011, dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	+ 81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.